Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

1 CREATING A GLOBAL CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES LEADER IN ENDOVASCULAR DEVICES Webcast Presentation July 23, 2007

This presentation contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995.  Such
statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,”
“plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-
looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
Forward-Looking Statements
Forward-Looking Statements

Forward-Looking Statements
Forward-Looking Statements
(continued)
(continued)
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-
looking statement:  general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of
FoxHollow stockholders to approve the transaction; the competitive environment;
the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-
consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors.  Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-
looking statements can be found in ev3’s and FoxHollow’s Annual Reports on
Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on
Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the
Securities and Exchange Commission and available at the SEC’s web site at
www.sec.gov.  The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this presentation.

Presenters
Presenters
Jim Corbett
President and CEO
ev3
Pat Spangler
CFO and Treasurer
ev3
Dr. John Simpson
Dr. John Simpson
Founder and CEO
Founder and CEO
FoxHollow
FoxHollow
Technologies
Technologies
Duke Rohlen
Duke Rohlen
President of Strategic
President of Strategic
Operations
Operations
FoxHollow
FoxHollow
Technologies
Technologies

5 Jim Corbett President and CEO ev3

Transaction Overview
Transaction Overview
Fourth Quarter of 2007
FoxHollow stockholders, customary closing conditions and anti-
trust clearance, including HSR
Warburg Pincus and The Vertical Group, together owning 56.8% of ev3 shares, have approved ev3’s issuance of shares in connection with the transaction and the amendment to ev3’s amended and
restated certificate of incorporation to increase the number of shares of common stock ev3 is authorized to issue
Certain FoxHollow stockholders including Dr. John Simpson and
Merck, together owning 31.7% of FoxHollow shares have agreed to vote in favor of transaction
Chairman and CEO: Jim Corbett
Vice Chairman and Chief Scientist: John Simpson, M.D., Ph.D
ev3:                    Six Directors
FoxHollow:       Four Directors
ev3: 59%
FoxHollow: 41%
1.45 ev3 shares and $2.75 in cash for each FoxHollow share valued at $25.92 per share, for approximate total consideration of $780 million, based on the companies’ closing stock prices on July 20,
2007
Purchase Consideration Purchase Consideration
Pro Forma
Ownership
Board / Management
Approvals
Anticipated Timing to
Close

Creating a Global Leader in
Creating a Global Leader in
Endovascular Device Market
Endovascular Device Market
Creates broad competitive position in the growing markets for peripheral vascular and neurovascular products
– Complementary product offering
– Leveraging combined experienced sales force
– Capitalizing on global markets
Combined product portfolio will have wide spectrum of endovascular treatments for peripheral and neurovascular diseases including:
– ev3 peripheral: Stents, PTA balloons, embolic protection devices
– FoxHollow:  Atherectomy and thrombectomy technologies
– ev3 neurovascular: Neuro coils, liquid embolics, neuro stents, PTNA
– Strong new product and clinical pipeline
Significant financial benefits expected
– Cost savings
– Revenue synergies
– Stronger cash flow will add resources for R&D

Powerful Strategic Logic
Powerful Strategic Logic
Driving revenue growth by increased scope and scale
Brings together two experienced sales forces with well-established relationships to leverage selling opportunities
Enhanced R&D and clinical research to bring products to market faster
Ability to leverage infrastructure to drive profitability gains
Greater Critical Mass
Expand FoxHollow’s technology into ev3’s international selling organization
Geographic Fit
One of the broadest and most technologically advanced product offerings
Positioned to meet vast majority of the needs of endovascular specialists
Expansive Product
Portfolio
A leading global endovascular device company projected to have $585-
$615 million in sales in 2008
Creates Industry Leader
Stronger cash flow will add resources for R&D
R&D

Powerful Financial Logic
Powerful Financial Logic
Significant Revenue
Synergies
2008 revenue of $585-$615 million; EPS of $0.60 - $0.70*
2009 revenue of $700-750 million; EPS of $0.90 - $1.10*
Market capitalization of $1.7 billion
Projected cost savings in excess of $40 million per year
Expense reductions in most cost categories
Enhanced profitability
Significant Cost Synergies
Cross-selling of portfolio to expanded customer base
Utilize ev3 global presence to launch SilverHawk internationally
* Further described in guidance
Enhanced Financial Profile

The Peripheral Market Opportunity
The Peripheral Market Opportunity
Carotid
Carotid Carotid
Renals
Renals Renals
Iliac
Iliac Iliac
Tibial/
Lower Leg
Tibial/ Tibial/
Lower Leg Lower Leg
SFA
SFA SFA
ev3
Participation
2003 Total
Market: $2B
>10%
ev3
Participation
60%
2005 Total
Market:
$2.5B
Expanding Product
Portfolio
70%
Combined Company
Participation

Diverse Endovascular Product Offering
Diverse Endovascular Product Offering
Best-in-Class Solutions
For Peripheral Vascular
Disease
Stents
Everflex
Everflex Long
Nanoflex*
Primus
Protégé Rx
Protégé Biggs
PTA
.014
.018
.035
Longs and large diameters
Atherectomy
SilverHawk Plaque Excision System
TurboHawk
RockHawk
NightHawk
Embolic Protection
SpiderFX
Procedure Support / Other
Wires
Snares
Infusion catheters
Combination Facilitates Physician Choice
Amongst Variety of Treatment Alternatives
Thrombectomy
• Rinspirator Removal System
* Pending 510(k) approval

12 Dr. John Simpson Dr. John Simpson Founder and CEO Founder and CEO FoxHollow FoxHollow Technologies Technologies

FoxHollow
FoxHollow
Overview
Overview
Platform technology for the minimally-invasive treatment of Peripheral
Artery Disease (PAD) using a unique disposable catheter-based system to remove plaque from the arteries
Product Overview:
– SilverHawk: Received 510(k) clearance in June 2003 and commenced a formal launch in early
2004
– SilverHawk SXL: Recently launched line extension with increased tissue collection capacity
– TurboHawk:  Allows for increased collection capacity and reduced procedure time
– RockHawk: Currently in development; technology optimized for the treatment of calcified lesions
– NightHawk:  Currently in development; catheter that incorporates real-time, on-board imaging for SilverHawk using proprietary light-based technology (OCT)
– Rinspirator Thrombus Removal System: Device used to simultaneously rinse and aspirate thrombi (blood clots) from coronary and peripheral vessels
Sales and Marketing
– Call points include vascular surgeons, interventional cardiologists, and interventional radiologists
– 163 sales representatives and 40 peripheral vascular consultants (PVCs)
Merck collaboration agreement
– Analysis of atherosclerotic plaque removed from patient arteries with the goal of identifying new biomarkers for atherosclerotic disease progression
Approximately 100% of revenues generated in the United States ev3 is the Ideal Partner for FoxHollow
ev3 is the Ideal Partner for FoxHollow
– ev3’s infrastructure and product breadth is a complementary fit for
FoxHollow
– ev3’s strong international distribution networks can bring FoxHollow’s
SilverHawk technology to markets outside the U.S.
– Combination of FoxHollow’s innovative technologies with ev3’s broader product line creates a comprehensive portfolio to meet a vast majority of the needs of endovascular specialists
– Greater financial resources enhance R&D investment and clinical research and will enable new products to come to market faster
– ev3 shares our unique, innovation-driven culture

15 Jim Corbett President and CEO ev3

Guidance
Guidance
Revenues:
– 2008: In the range of $585-$615 million
– 2009: In the range of $700-$750 million
Projected EPS*:
– 2008: In the range of $0.60 - $0.70
– 2009: In the range of $0.90 - $1.10
•
Including the impact of new and existing amortization expense, excluding the impact of one-time costs related to the transaction; EPS guidance is based on pro forma, post merger, shares outstanding of approximately 107 million.
ev3's guidance currently anticipates no provision for U.S. Federal or State income taxes, and an approximately $1.0 million provision for foreign taxes. As a result of ev3's existing $468.8 million in U.S and foreign gross net operating loss carryforwards ("NOLs"), the company does not expect to pay U.S. Federal income taxes in 2008 or the foreseeable future. In the event that ev3 deems it necessary to record a provision for U.S. Federal taxes, the company expects that the tax rate would be approximately 35 percent.

Important Additional Information for
Important Additional Information for
Investors and Stockholders
Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow.  In connection with the proposed transaction, ev3 intends to file with the
SEC a registration statement on Form S-4, containing an information/proxy statement-
prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the
SEC other documents regarding the proposed transaction.  The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow.  INVESTORS
AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE
INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS
OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN
THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED
TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3,
Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to
FoxHollow,  Attention: Investor Relations Dept., telephone (650) 421-8449, or at
investorrelations@foxhollowtech.com.  In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by
FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

Participants in the Solicitation
Participants in the Solicitation
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction.  Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended
December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the
SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders,
filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive
information/proxy statement-prospectus when it becomes available.

Use of Non-GAAP Financial Measures
Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), ev3 uses the non-GAAP financial measures, such as “adjusted EPS” as supplemental measures of performance and believes these measures facilitate operating performance comparisons from period to period and company to company by factoring out potential differences caused by variations in capital structure, tax positions, depreciation, non-cash charges and certain large and unpredictable charges.  ev3 also believes that the presentation of these measures provides useful information to investors in evaluating the company’s operations, period over period.  Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the company’s results as reported under
GAAP.  When analyzing ev3’s operating performance, investors should not consider these non-GAAP measures as a substitute for net income (loss)
prepared in accordance with GAAP.

20 CREATING A GLOBAL CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES LEADER IN ENDOVASCULAR DEVICES Webcast Presentation July 23, 2007